

August 18, 2023

Nga Fan Wong
Chief Executive Officer and Chairman
VS MEDIA Holdings Ltd
6/F, KOHO
75 Hung To Road
Kwun Tong
Hong Kong

      Re: **VS MEDIA Holdings Ltd**
           Registration Statement on Form F-1
           Filed August 11, 2023
           File No. 333-273914

Dear Nga Fan Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed August 11, 2023

Resale Prospectus Alternate Page, page i

1. We note some deviations in disclosure between the Public Offering Prospectus and the Resale Prospectus Alternate Page. As two examples only, (i) the Resale Prospectus Alternate Page states that you will not consummate the offering without a listing approval from Nasdaq, but the Public Offering Prospectus cover page does not contain similar disclosure; and (ii), we note that the Resale Prospectus Alternate Page refers to IM 5615-4, when referencing Nasdaq's definition of a "controlled company," but the Public Offering Prospectus refers to IM 5615-5. Please clarify these discrepancies.

General

2.   We note that in a few points in your registration statement, you refer to "Class Ordinary Shares" instead of "Class A" or "Class B" Ordinary Shares. Where you state "Class Ordinary Shares," please clarify which class of ordinary shares you refer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Benjamin A. Tan